Exhibit 99.1

VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”), dated as of November 8, 2018, by and among FC Global Realty Incorporated, a Nevada corporation (“FC Global”), Gadsden Growth Properties, Inc., a Maryland corporation (“Gadsden”), those holders of capital stock of FC Global listed on Schedule I annexed hereto (the “FC Global Stockholders”) and those holders of capital stock of Gadsden listed on Schedule II hereto (the “Gadsden Stockholders” and together with the FC Global Stockholders, the “Stockholders”).

BACKGROUND

On November 8, 2018, the Board of Directors of FC Global adopted a Plan of Conversion, pursuant to which, subject to certain conditions specified therein, including approval of a majority of the outstanding shares of the common stock of FC Global, FC Global will be converted into a Maryland corporation to be known as Gadsden Properties, Inc. (“GPI”) pursuant to Section 92A.105 of Nevada Revised Statutes and Section 3-901 of the Maryland General Corporation Law (the “Conversion”).

FC Global, FC Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of FC Global (“FC Merger Sub”), Gadsden and Gadsden Growth Properties, L.P., a Delaware limited partnership, have entered into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, following the Conversion and subject to certain conditions specified in the Merger Agreement, FC Merger Sub will be merged with and into Gadsden, with Gadsden surviving as a wholly owned subsidiary of GPI (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger, all outstanding shares of the capital stock of Gadsden will be cancelled and stockholders of Gadsden will be entitled to receive capital stock of GPI as set forth in the Merger Agreement. The issuance of shares of GPI stock to the stockholders of Gadsden in connection with the Merger (the “Stock Issuance”) requires approval of a majority of votes cast at a meeting called by FC Global to approve the Stock Issuance (assuming a quorum for such meeting is present).

Completion of the Merger is also subject to adoption of the Merger Agreement by the affirmative vote of holders of two-thirds of the outstanding shares of the common stock and 7% Series A Cumulative Convertible Perpetual Preferred Stock of Gadsden, voting as a single class on an as-converted basis.

As of the date hereof, each FC Global Stockholder is the record or beneficial owner of the number and type of securities of FC Global set forth opposite the name of such FC Global Stockholder on Schedule I hereto and each Gadsden Stockholder is the record or beneficial owner of the number and type of securities of Gadsden set forth opposite the name of such Gadsden Stockholder on Schedule II hereto.

As a condition to the willingness of FC Global and Gadsden to enter into the Merger Agreement and as an inducement and in consideration therefor, each Stockholder has agreed to enter into this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.           Definitions. Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.           Effectiveness; Termination. This Agreement shall be effective upon execution by all parties hereto. This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any person upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time. In addition, this Agreement may be terminated with respect to any FC Global Stockholder by written consent of Gadsden and such FC Global Stockholder, or upon written notice to Gadsden by such FC Global Stockholder at any time following the making of any change, by amendment, waiver or other modification to any provision of the Merger Agreement that increases the amount or changes the form of the Merger Consideration. This Agreement may be terminated with respect to any Gadsden Stockholder by written consent of FC Global and such Gadsden Stockholder, or upon written notice to FC Global by such Gadsden Stockholder at any time following the making of any change, by amendment, waiver or other modification to any provision of the Merger Agreement that decreases the amount or changes the form of the Merger Consideration. Notwithstanding the foregoing, this Section 2 and Sections 15 through 21 hereof shall survive any such termination.

3.           FC Global Stockholder Meetings; Voting. From the date hereof until the termination of this Agreement in accordance with its terms (the “Support Period”), each FC Global Stockholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of FC Global’s stockholders, however called, and in connection with any written consent of FC Global’s stockholders, such FC Global Stockholder shall (a) appear at such meeting or otherwise cause all of his or her Existing Shares (as defined below), and all other shares of FC Global stock over which he or she has acquired beneficial or record ownership and the power to vote or direct the voting thereof after the date hereof and prior to the applicable record date (together with the Existing Shares, the “FC Global Shares”) to be counted as present thereat for purposes of calculating a quorum, and (b) vote or cause to be voted (including by proxy or written consent, if applicable) all of his or her FC Global Shares: (i) in favor of the Conversion, (ii) in favor of the Stock Issuance, (iii) in favor of any proposal to adjourn or postpone such meeting of FC Global’s stockholders to a later date if there are not sufficient votes to approve the foregoing, (iv) against any action or proposal in favor of a Competing Transaction, (v) against any action or proposal that could reasonably be expected to interfere with or delay the timely consummation of the Conversion or the Merger and (vi) against any amendments to FC Global’s articles of incorporation or bylaws if such amendment would reasonably be expected to prevent or delay the consummation of the Conversion or the Merger. Each FC Global Stockholder covenants and agrees that, except for this Agreement, he or she has not entered into, and shall not enter into during the Support Period, any voting agreement or voting trust with respect to his or her FC Global Shares. It is the intention of this Section 4 that each FC Global Stockholder shall be obligated to vote in accordance with the above regardless of the particular wording of any proposal put forth to the stockholders of FC Global, in a manner consistent with the purpose of approving the Conversion and the Stock Issuance.

4.           Gadsden Stockholder Meetings; Voting. During the Support Period, each Gadsden Stockholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of Gadsden’s stockholders, however called, and in connection with any written consent of Gadsden’s stockholders, such Gadsden Stockholder shall (a) appear at such meeting or otherwise cause all of his or her Existing Shares (as defined below), and all other shares of Gadsden stock over which he or she has acquired beneficial or record ownership and the power to vote or direct the voting thereof after the date hereof and prior to the applicable record date (together with the Existing Shares, the “Gadsden Shares”) to be counted as present thereat for purposes of calculating a quorum, and (b) vote or cause to be voted (including by proxy or written consent, if applicable) all of his or her Gadsden Shares: (i) in favor of the adoption of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (ii) in favor of any proposal to adjourn or postpone such meeting of Gadsden’s stockholders to a later date if there are not sufficient votes to approve the Merger Agreement, (iii) against any action or proposal in favor of a Competing Transaction, (iv) against any action or proposal that could reasonably be expected to interfere with or delay the timely consummation of the Merger and (v) against any amendments to Gadsden’s articles of incorporation or bylaws if such amendment would reasonably be expected to prevent or delay the consummation of the Merger. Each Gadsden Stockholder covenants and agrees that, except for this Agreement, he or she has not entered into, and shall not enter into during the Support Period, any voting agreement or voting trust with respect to his or her Gadsden Shares. It is the intention of this Section 4 that each Gadsden Stockholder shall be obligated to vote in accordance with the above regardless of the particular wording of any proposal put forth to the stockholders of Gadsden, in a manner consistent with the purpose of adopting the Merger Agreement.

5.           Proxy by FC Global Stockholders. During the Support Period, each FC Global Stockholder hereby irrevocably and unconditionally grants to, and appoints, Gadsden or any designee of Gadsden as such FC Global Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such FC Global Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the FC Global Shares as of the applicable record date in accordance with Section 3; provided that each FC Global Stockholder’s grant of the proxy contemplated by this Section 5 shall be effective if, and only if, such FC Global Stockholder has not delivered to FC Global prior to the meeting at which any of the matters described in Section 3 are to be considered, a duly executed irrevocable proxy card directing that all of his or her FC Global Shares be voted in accordance with Section 3; provided, further, that any grant of such proxy shall only entitle Gadsden or its designee to vote on the matters specified by Section 3, and each FC Global Stockholder shall retain the authority to vote on all other matters. Each FC Global Stockholder hereby represents that any proxies heretofore given in respect of his or her FC Global Shares with respect to the matters specified by Section 3, if any, are revocable, and hereby revokes all other proxies. Each FC Global Stockholder hereby affirms that the irrevocable proxy set forth in this Section 5, if it becomes effective, is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such FC Global Stockholder under this Agreement. The parties hereby further affirm that the irrevocable proxy, if it becomes effective, is coupled with an interest and is intended to be irrevocable until the termination of this Agreement, at which time it will terminate automatically. If for any reason any proxy granted herein is not irrevocable and is revoked after it becomes effective, then the FC Global Stockholder agrees, until the termination of this Agreement, to vote the FC Global Shares in accordance with Section 3. The parties agree that the foregoing is a voting agreement.

6.           Proxy by Gadsden Stockholders. During the Support Period, each Gadsden Stockholder hereby irrevocably and unconditionally grants to, and appoints, FC Global or any designee of FC Global as such Gadsden Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Gadsden Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the Gadsden Shares as of the applicable record date in accordance with Section 4; provided that each Gadsden Stockholder’s grant of the proxy contemplated by this Section 6 shall be effective if, and only if, such Gadsden Stockholder has not delivered to Gadsden prior to the meeting at which any of the matters described in Section 4 are to be considered, a duly executed irrevocable proxy card directing that all of his or her Gadsden Shares be voted in accordance with Section 4; provided, further, that any grant of such proxy shall only entitle FC Global or its designee to vote on the matters specified by Section 4, and each Gadsden Stockholder shall retain the authority to vote on all other matters. Each Gadsden Stockholder hereby represents that any proxies heretofore given in respect of his or her Gadsden Shares with respect to the matters specified by Section 4, if any, are revocable, and hereby revokes all other proxies. Each Gadsden Stockholder hereby affirms that the irrevocable proxy set forth in this Section 6, if it becomes effective, is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Gadsden Stockholder under this Agreement. The parties hereby further affirm that the irrevocable proxy, if it becomes effective, is coupled with an interest and is intended to be irrevocable until the termination of this Agreement, at which time it will terminate automatically. If for any reason any proxy granted herein is not irrevocable and is revoked after it becomes effective, then the Gadsden Stockholder agrees, until the termination of this Agreement, to vote the Gadsden Shares in accordance with Section 4. The parties agree that the foregoing is a voting agreement.

7.           Restriction on Transfer. Each FC Global Stockholder hereby agrees that he or she will not, without the prior written consent of Gadsden, and each Gadsden Stockholder hereby agrees that he or she will not, without the prior written consent of FC Global, during the Support Period, sell, transfer, assign, pledge, give, tender in any tender or exchange offer or similarly dispose of any of his or her FC Global Shares or Gadsden Shares, or any interest therein, including the right to vote any of his or her FC Global Shares or Gadsden Shares, as applicable (a “Transfer”); provided, that a Stockholder may (i) Transfer his or her FC Global Shares or Gadsden Shares for estate planning or philanthropic purposes so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement, in which case such Stockholder shall remain responsible for any breach of this Agreement by such transferee, or Transfer his or her FC Global Shares or Gadsden Shares at such Stockholder’s death pursuant to law or such Stockholder’s estate plan (provided, that the transferee agrees in a signed writing to be bound by and comply with the provisions of this Agreement) or (ii) surrender his or her FC Global Shares or Gadsden Shares to FC Global or Gadsden, as applicable, in connection with the vesting, settlement or exercise of FC Global or Gadsden equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement or exercise, or, in respect of options, the exercise price thereon.

8.           Representations of the Stockholders. Each Stockholder represents and warrants to FC Global and Gadsden as follows: (a) such Stockholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and legally binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by such Stockholder or the performance of his or her obligations hereunder; (c) the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Law or require any authorization, consent or approval of, or filing with, any Governmental Entity or require any consent of such Stockholder’s spouse that are necessary under any “community property” or other laws; (d) such Stockholder beneficially owns, has good and marketable title to, and has the power to vote or direct the voting of the shares of FC Global stock set forth on Schedule I or the shares of Gadsden stock set forth on Schedule II, respectively (the “Existing Shares”); and (e) such Stockholder beneficially owns his or her Existing Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions under applicable federal or state securities laws) that would prevent such Stockholder’s performance of its his or her obligations under this Agreement. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act.

9.           Non-solicitation. Each Stockholder acknowledges and agrees that such Stockholder has received a copy of the Merger Agreement, has read the provisions set forth in Section 5.5 thereof and all related sections and understands the obligations of the directors and officers of FC Global and Gadsden, respectively, thereunder.

10.         Waiver of Appraisal Rights. Each FC Global Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Conversion that such FC Global Stockholder may have. Each Gadsden Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Merger that such Gadsden Stockholder may have.

11.         Publicity. Each Stockholder hereby authorizes FC Global and Gadsden to publish and disclose in any announcement or disclosure in connection with the Merger, including in the Merger Registration and Proxy Statement or any other filing with any Governmental Entity made in connection with the Merger, such Stockholder’s identity and ownership of his or her Existing Shares and the nature of such Stockholder’s obligations under this Agreement. Each Stockholder agrees to notify FC Global or Gadsden, as applicable, as promptly as reasonably practicable of any inaccuracies or omissions in any information relating to such Stockholder that is so published or disclosed.

12.         Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than, with respect to any employment agreement between such Stockholder and FC Global, Gadsden or their respective affiliates. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Each of FC Global and Gadsden acknowledges and agrees that, except as expressly provided herein, nothing in this Agreement shall be deemed to vest in FC Global or Gadsden any direct or indirect ownership or incidence of ownership of or with respect to any FC Global Shares or Gadsden Shares. All rights, ownership and economic benefits of and relating to the FC Global Shares and the Gadsden Shares shall remain vested in and belong to the applicable Stockholder, and FC Global and Gadsden shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of FC Global or Gadsden or exercise any power or authority to direct such Stockholder in the voting of any of the FC Global Shares or Gadsden Shares, except as otherwise expressly provided herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

13.         Assignment. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.

14.         Specific Enforcement. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly (a) the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity, (b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law.

15.         Governing Law and Enforceability. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, without regard to the conflicts of laws principles thereof. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Maryland and the federal courts of the United States of America located in the State of Maryland solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined solely in such a Maryland state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 16 or in such other manner as may be permitted by applicable laws, shall be valid and sufficient service thereof.

16.         Notice. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified; provided, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 16 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 16; or (c) when delivered by a courier (with confirmation of delivery); if to a FC Global Stockholder, to the address set forth with respect to such FC Global Stockholder in Schedule I hereto, if to a Gadsden Stockholder, to the address set forth with respect to such Gadsden Stockholder in Schedule II hereto, and if to FC Global or Gadsden, to the addresses set forth in Section 9.1 of the Merger Agreement.

17.         Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

18.         Amendments; Waivers. At any time prior to a termination of this Agreement pursuant to Section 2, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, (a) in the case of an amendment, by FC Global, Gadsden and each Stockholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

19.         Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

20.         No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to each Stockholder in his or her individual capacity as a stockholder, and, to the extent the Stockholder serves as a member of the board of directors or officer of FC Global or Gadsden, or as a fiduciary for others, nothing in this Agreement shall limit or affect any actions or omissions taken by a Stockholder in such Stockholder’s capacity as a director or officer or as a fiduciary for others, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or shall be construed to prohibit, limit or restrict a Stockholder from discharging such Stockholder’s duties as a director or officer or as a fiduciary for others.

21.              Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. At the request of any party, the parties will confirm facsimile transmission by signing a duplicate original document.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

FC GLOBAL:

FC GLOBAL REALTY INCORPORATED

By:	/s/ Michael R. Stewart
Name: Michael R. Stewart
Title: Chief Executive Officer

GADSDEN:

GADSDEN GROWTH PROPERTIES, INC.

By:	/s/ John Hartman
Name: John Hartman
Title: Chief Executive Officer

FC GLOBAL STOCKHOLDERS:

/s/ Michael R. Stewart
Michael R. Stewart

/s/ Richard J. Leider
Richard J. Leider

/s/ Dennis M. McGrath
Dennis M. McGrath

/s/ Kristen E. Pigman
Kristen E. Pigman

/s/ Dolev Rafaeli
Dolev Rafaeli

/s/ Yoav Ben-Dror
Yoav Ben-Dror

GADSDEN STOCKHOLDERS:

/s/ John Hartman
John Hartman

/s/ George Bell
George Bell

/s/ Scott Crist
Scott Crist

/s/ Brian Ringel
Brian Ringel

/s/ Larry E. Finger
Larry E. Finger

/s/ James Walesa
James Walesa

/s/ Jay M. Gratz
Jay M. Gratz

/s/ B.J. Parrish
B.J. Parrish

/s/ Russell C. Platt
Russell C. Platt

/s/ Robert G. Watson, Jr.
Robert G. Watson, Jr.

SCHEDULE I

FC GLOBAL STOCKHOLDERS

Name and Address	Shares Held
Michael R. Stewart	0
Richard J. Leider	0
Dennis M. McGrath	31,175 shares of Common Stock and 1,300,687 shares of Series C Preferred Stock
Kristen E. Pigman	879,234 shares of Common Stock and 6,371,336 shares of Series D Preferred Stock held by Opportunity Fund I-SS, LLC
Dolev Rafaeli	183,524 shares of Common Stock and 4,169,385 shares of Series C Preferred Stock
Yoav Ben-Dror	299,184 shares of Common Stock and 2,015,555 shares of Series C Preferred Stock

SCHEDULE II

GADSDEN STOCKHOLDERS

Name and Address	Shares Held
John Hartman	1,202,000 shares of Common Stock
George Bell	556,000 shares of Common Stock
Scott Crist	500,000 shares of Common Stock
Brian Ringel	10,000 shares of Common Stock
Larry E. Finger	250,000 shares of Common Stock
James Walesa	226,000 shares of Common Stock
Jay M. Gratz	50,000 shares of Common Stock
B.J. Parrish	60,000 shares of Common Stock and 1,200,000 shares of Common Stock held by Cibolo Creek Partners, LLC
Russell C. Platt	50,000 shares of Common Stock and 375,766 shares of 7% Series A Cumulative Convertible Perpetual Preferred Stock held by Forum Global Finance SCSp
Robert G. Watson, Jr.	50,000 shares of Common Stock